AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 25, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                SCHEDULE 13E-4/A

                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)
                                (Amendment No. 1)

                           U.S. Home & Garden Trust I
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                                (Name of Issuer)

                             U.S. Home & Garden Inc.
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                      (Name of Person(s) Filing Statement)


                   9.4% Cumulative Trust Preferred Securities
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                         (Title of Class of Securities)

                                   90331U 20 3
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                      (CUSIP Number of Class of Securities)

               Robert Kassel, President, U.S. Home & Garden Inc.,
         655 Montgomery Street, San Francisco, CA 94111, (415) 616-8111

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  On Behalf of the Person(s) Filing Statement)

                                   COPIES TO:
                             Robert J. Mittman, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174

                                December 15, 1999
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     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
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      Transaction Valuation*                         Amount of Filing Fee

           $10,500,000                                      $2,100
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*    Calculated solely for the purpose of determining the filing fee, based upon the purchase of 700,000 trust preferred securities at $15.00 per trust preferred security in accordance with Rule 0-11 (1/50th of 1% of the Transaction Value).

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount previously paid:     $2,100       Filing Party:    U.S. Home &
                                                               Garden Inc.
     Form or registration no.:   Schedule     Date filed:      December 15, 1999
                                 13E-4

     U.S. Home & Garden Inc., a Delaware corporation (the "Company"), hereby amends its Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed with the Securities and Exchange Commission on December 15, 1999, with respect to its offer to purchase for cash up to 700,000 9.4% Cumulative Trust Preferred Securities of U.S. Home & Garden Trust I, a wholly owned subsidiary of the Company ( the "Trust Securities"), at a price of $15.00 per Trust Security, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, and the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used in this Amendment No. 1 without definition have the meanings assigned to them by the Schedule 13E-4.

ITEM 8 ADDITIONAL INFORMATION.

     The response to Item 8(e) of the Schedule 13E-4 is hereby supplemented and amended as follows:

     At 5:00 P.M., New York City time, on January 14, 2000, the Offer expired in accordance with its terms. Pursuant to the terms of the Offer, the Company accepted for purchase 183,281 Trust Securities, which were all validly tendered and not withdrawn.

     Copies of the Company's news release dated January 19, 2000 announcing the results of the Offer is attached hereto as Exhibit (a)(7) and is incorporated herein by reference.

     ITEM 9 MATERIAL TO BE FILED AS EXHIBITS.

     (a)(7) Press Release of the Company dated January 19, 2000.

     (b)(4) Third Amendment to Credit Agreement dated as of October 13, 1998 between the Company and Bank of America, N.A. dated December 17, 1999.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4/A is true, complete and correct.

January 25, 2000                           U.S. Home & Garden Inc.


                                           By:  /s/ Richard Raleigh
                                                -----------------------
                                                Richard Raleigh
                                                Chief Operating Officer

                                  EXHIBIT INDEX


EXHIBIT
  NO.          DESCRIPTION
-------   ----------------------------------------------------------------------

(a)(7)    Press Release of the Company dated January 19, 2000.

(b)(4) Third Amendment to the Credit Agreement dated as of October 13, 1998 between the Company and Bank of America, N.A. dated December 17, 1999.